UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 24, 2014
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NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 24 February 2014 – On 30 January 2014, Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules. This programme is part of the overall share repurchase programme of up to DKK 15.0 billion to be executed during a 12-month period beginning 30 January 2014.

Under the programme initiated 30 January 2014, Novo Nordisk will repurchase B shares for an amount up to DKK 3.6 billion in the period from 30 January 2014 to 29 April 2014.

Since the announcement as of 17 February 2014, the following transactions have been made under the programme:

Number of shares		Average purchase price	Transaction value, DKK
Accumulated, last announcement	3,066,000		695,999,496
17 February 2014	255,000	239.48	61,066,202
18 February 2014	250,000	236.44	59,110,150
19 February 2014	240,000	239.29	57,429,360
20 February 2014	230,000	239.01	54,971,771
21 February 2014	235,000	241.95	56,858,250

Accumulated under the programme	4,276,000		985,435,229

Transactions related to Novo Nordisk’s incentive programmes have resulted in a net sale by Novo Nordisk of 2,000 B shares in the period from 17 February 2014 to 21 February 2014. The shares in these transactions were not part of the Safe Harbour repurchase programme.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 11 / 2014

With the transactions stated above, Novo Nordisk owns a total of 108,265,786 treasury shares, corresponding to 3.9% of the share capital. The total amount of shares in the company is 2,750,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 15.0 billion during a 12-month period beginning 30 January 2014. As of 21 February 2014, Novo Nordisk  has repurchased a total of 4,768,995 B shares equal to a transaction value of DKK 1,090,241,036.

Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 38,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 3079 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Jannick Lindegaard (US)	+1 609 235 8567	jlis@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 11 / 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 24, 2014	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer